BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

MATERIAL FACT

COMPLEMENTARY PAYMENT
OF INTEREST ON CAPITAL

We wish to inform our Stockholders that the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. meeting on August 1 2005, has declared a payment of interest on capital in the amount of R$ 2.76 per share, complementary to interest paid on a monthly basis during the first half of 2005 and in addition to the mandatory dividend for 2005.

This complementary interest, which amounts to 13 times the interest on capital paid on a monthly basis, will be paid on August 22 2005, based on the closing shareholding position as of August 12 2005, less 15% income tax at source, resulting in net interest of R$ 2.346 per share, except for stockholders demonstrating immunity or exemption from such tax.

São Paulo-SP, August 1 2005.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer